CONTACTS:

Cathy Jessup, CFO
The Topps Company, Inc.
212.376.0466
　　or
Betsy Brod
MBS Value Partners, LLC
212.750.5800

FOR IMMEDIATE RELEASE

THE TOPPS COMPANY, INC. TO PARTICIPATE IN THE CL KING BEST IDEAS CONFERENCE

NEW YORK, NY, Sept. 13, 2006 – The Topps Company, Inc. (Nasdaq: TOPP), today announced that the Company will participate in the CL King Best Ideas Conference on Tuesday, September 19, 2006, at 9:30 A.M. Eastern Time.

The audio portion of the presentation will be webcast live and will be accessible by logging onto http://www.wsw.com/webcast/clk3/topp/. A replay will be archived and available for a period of 7 days. A copy of the PowerPoint presentation will be available in the Corporate section of the Company's website located at www.topps.com.

About Topps

Founded in 1938, Topps is a leading creator and marketer of distinctive confectionery and entertainment products. The Company's confectionery brands include "Ring Pop," "Push Pop," "Baby Bottle Pop" and "Juicy Drop Pop" lollipops as well as "Bazooka" bubble gum. Topps entertainment products include trading cards, sticker album collections, and collectible games. For additional information, visit http://www.topps.com.

# # #